Form 51-102F3

Material Change Report

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

May 12, 2006

Item 3

News Release

The news release was issued on May 12, 2006 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“Nevsun”) is pleased to announce that it has completed its financing as announced May 10, 2006 to sell to an investor by way of a non-brokered private placement 2,500,000 common shares at a price of $4.00 per share.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

May 12, 2006

N E W S R E L E A S E

May 12, 2006

NEVSUN COMPLETES CDN$10 MILLION PRIVATE PLACEMENT

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“Nevsun”) is pleased to announce that it has completed its financing as announced May 10, 2006 to sell to an investor by way of a non-brokered private placement 2,500,000 common shares at a price of $4.00 per share.  Nevsun has received approval from all required stock exchanges.

The proceeds from the private placement will be used for working capital.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding plans for proceeds.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-14.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com